Filed Pursuant to Rule 433

Registration No. 333-233483

June 2, 2020

Truist Financial Corporation

Pricing Term Sheet

June 2, 2020

Medium-Term Notes, Series G (Senior)

$750,000,000

1.200% Senior Notes due August 5, 2025

Issuer	Truist Financial Corporation

Security	1.200% Senior Notes due August 5, 2025

Expected Ratings*	A3/Stable (Moody’s) / A-/Stable (S&P) / A+/Negative (Fitch) / AH/Stable (DBRS)

Currency	USD

Size	$750,000,000

Security Type	SEC Registered Medium-Term Notes, Series G (Senior)

Trade Date	June 2, 2020

Settlement Date	June 5, 2020 (T+3)

Maturity	August 5, 2025

Coupon	1.200%

Payment Frequency	Semi-Annually

Interest Payment Dates	February 5 and August 5 of each year, commencing February 5, 2021 (long first interest period)

Day Count Convention	30/360

Redemption Date	July 3, 2025 (1 month prior to Maturity)

Redemption Terms	Redeemable in whole or in part on or after the Redemption Date at 100% of the principal amount of the notes (par), plus accrued and unpaid interest thereon to, but excluding, the date of redemption. The issuer shall provide 10 to 60 calendar days’ notice of redemption to the registered holder of the notes.

Benchmark Treasury	0.250% US Treasury due May 31, 2025

Benchmark Treasury Spot and Yield	99-20 3⁄4; 0.321%

Spread to Benchmark Treasury	+90 bps

Yield to Maturity	1.221%

Price to Public	99.894% of face amount

Net Proceeds (Before Expenses) to Issuer	$ 748,230,000 (99.764%)

Use of Proceeds	General corporate purposes, which may include the acquisition of other companies, repurchasing outstanding shares of the issuer’s common stock, repayment of maturing obligations and refinancing of outstanding indebtedness and extending credit to, or funding investments in, the issuer’s subsidiaries.

Denominations	$2,000 x $1,000

CUSIP / ISIN	89788MAA0 / US89788MAA09

Joint Book-Running Managers	SunTrust Robinson Humphrey, Inc. Citigroup Global Markets Inc. RBC Capital Markets, LLC

Co-Managers	Drexel Hamilton, LLC Samuel A. Ramirez & Company, Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating may be subject to revision or withdrawal at any time by the assigning rating organization.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling SunTrust Robinson Humphrey, Inc. toll-free at (800) 685-4786, Citigroup Global Markets Inc. toll-free at (800) 831-9146 and RBC Capital Markets, LLC toll-free at (866) 375-6829.

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